

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 26, 2024

VIA EMAIL

pamela.chen@kirkland.com

Pamela Poland Chen, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10075

Re: <u>TCW Private Asset Income Fund and TCW Asset Backed Finance Management Co LLC; File Nos. 803-00274 and 803-00274-01</u>

Dear Ms. Chen:

By Form APP-WD filed with the Securities and Exchange Commission on November 25, 2024, you requested that the above-captioned application be withdrawn only with respect to the filing of the application under the Investment Advisers Act of 1940 ("Advisers Act"). The Form APP-WD does not request withdrawal of the application filing under the Investment Company Act of 1940 (File Nos. 812-15649 and 812-15649-01). Please be advised that the request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under the Advisers Act (<u>File Nos. 803-00274 and 803-00274-01</u>).

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief
Chief Counsel's Office

cc: Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office